April 22, 2022

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File Nos. 333-262101; 811- 23774

Dear Ms. White,

On January 14, 2022, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to Cantor Growth Equity Fund, a series of the Trust (the “Fund”). In a letter dated February 9, 2022, you provided comments to the Registration Statement. On April 15, 2022, we received oral accounting comments from Mindy Rotter. On April 19, 2022, we received further oral comments from you. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1.	We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The pre-effective amendment is substantially complete other than the seed audit and any dates that will be determined by the date on which the Registration Statement goes effective. This information will be included in the next pre-effective amendment.

2.	Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Advisor is providing the initial seed capital for the Fund.

Prospectus

Expense Example, page 2

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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3.	As the fund is new, please delete the 5 Year and 10 Year columns of the Expense Example. See Instruction 6(b) to Item 3 of Form N-1A.

Response: The Registration Statement has been revised to include information regarding the Fund being the continuation of a Predecessor Fund, so the 5 year and 10 year columns are appropriate as the Fund is not a New Fund.

Principal Investment Strategies, pages 2-3

4.	In order to comply with the requirements of Rule 35d-1 of the Investment Company Act of 1940, please disclose that the Fund will have a policy to invest at least 80% of net assets plus borrowings in equity securities.

Response: The Registrant has added the disclosure requested

5.	Please include more specific details about the Sub-Advisor’s starting investment universe and the “risk control and valuation screens” that the Sub-Advisor will apply to that universe. Please also disclose in the filing what you mean by “earnings quality” and how you evaluate it.

Response: The Registrant has revised the disclosure as requested.

Principal Risks of Investing in the Fund, pages 3-5

6.	Please consider whether Information Technology Sector Risk should be added as a principal risk of investing in the Fund.

Response: The Registrant believes the existing Sector Risk adequately address the risk of the Fund’s investments in a single sector.

7.	We are unable to locate principal investment strategy disclosure corresponding to LIBOR Risk. Please advise or revise.

Response: The Registrant has removed the LIBOR Risk.

8.	We are unable to locate principal investment strategy disclosure corresponding to investing in emerging market countries, debt securities and derivatives, as described under COVID-19 Risk. Please advise or revise.

Response: The Registrant has revised the COVID-19 Risk to remove references to those securities.

Performance Information, page 5

9.	Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (e.g., disclose that the information will show changes in the Fund’s performance from year to
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year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and disclose that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future).

Response: The Registrant has revised the disclosure as requested as well as to provide disclosure related to the Fund being the continuation of a Predecessor Fund.

Purchase and Sale of Fund Shares, page 6

10.	Please clarify whether there are any minimum subsequent purchase requirements with respect to the Institutional Class and Class R6 shares. See Item 6(a) of Form N-1A.

Response: The Registrant has revised the disclosure as requested.

Principal Investment Strategies, page 7

11.	Please revise the statements that the Fund invests in “approximately 35-45 common stocks” and that the investment team constructs a portfolio of “40-45 stocks” for consistency.

Response: The Registrant has revised the disclosure as requested.

Additional Information, page 30

12.	Please disclose the name of the Fund’s App and the platform(s) where it is available.

Response: The Registrant has revised the disclosure to remove references to the App.

Statement of Additional Information

Investment Limitations, page 2

13.	For clarity, please change “each” Fund to “the” Fund in policy (1). In addition, please advise us what the reference to “tax-exempt obligations” is designed to cover and why such obligations would not be associated with an industry or group of industries.

Response: The Registrant has revised the disclosure as requested and removed the reference to tax-exempt obligations.

Additional Information About Investment Policies – Fixed Income Securities, page 4

14.	Please state that high yield bonds are commonly referred to as “junk bonds”.

Response: The Registrant has revised the disclosure as requested.

Additional Information About Investment Policies – Derivatives, pages 5-7

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15.	Please note that the disclosure will need to be updated to reflect the adoption of rule 18f- 4 under the Investment Company Act by August 19, 2022.

Response: The Registrant so acknowledges.

Management and Other Service Providers – Board Leadership Structure, page 15

16.	If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Response: The Registrant has an interested chairman, so the Registrant has added the disclosure requested.

Management and Other Service Providers – Board Committees – Audit Committee, page 17

17.	Please reconcile the disclosure in this section that the Audit Committee is responsible for seeking and reviewing nominee candidates for the Board of Trustees and related compensation with the disclosure at the bottom of page 15 that these are the Nominating and Governance Committee’s responsibilities. Please also clarify who is responsible for seeking and reviewing nominee candidates for consideration as Interested Trustees.

Response: The Registrant has removed the last three sentences from the disclosure regarding the Audit Committee as the Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Trustees.

Management and Other Service Providers – Board Committees – Nominating and Government Committee, page 17

18.	Please revise the disclosure about the Nominating and Governance Committee’s responsibilities in this section with the disclosure at the bottom of page 15.

Response: The Registrant believes the existing disclosure on this page is accurate. It provides more detail than the disclosure on the page referenced in the comment, so the Registrant does not believe replacing it with that summarized disclosure is appropriate.

Redemption and Exchange - Contingent Deferred Sales Charges for Certain Redemptions of Class A shares Purchased at Net Asset Value, page 30

19.	Given that the Trust was established in December of 2021, it is unclear why there would be shares outstanding on or prior to July 1, 2020. Please advise or revise.
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Response: The Registrant has added disclosure regarding it being the continuation of a Predecessor Fund.

Disclosure of Portfolio Holdings, pages 33-34

20.	Please clarify whether the Fund has any policies and procedures in place with respect to the receipt of compensation or other consideration by the investment adviser, sub- advisor or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Response: The Registrant has revised the policy as requested.

Part C: Other Information

21.	Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item. 28.

Response: The Registrant so acknowledges.

22.	Please add the undertaking regarding indemnification required by Rule 484 under the Securities Act.

Response: The information requested is provided under item 30.

23.	It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “Not Applicable.” Please revise the undertaking to state that the Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Response: Item 35 is not applicable because the Registrant will not be filing certified financial statements showing the initial capital for the Fund because the Fund will be a continuation of the Predecessor Fund, which has audited financial statements.

ACCOUNTING COMMENTS

24.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Registrant so acknowledges.

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25.	Please provide the name of the fund's independent registered public accounting firm in correspondence.

Response: The Fund’s independent registered public accounting firm going forward is Cohen & Company, Ltd.

26.	Please confirm in correspondence that the fee and expense information presented in the fee table represents current fund fees and expenses.

Response: The Registrant so confirms.

27.	Please confirm in correspondence that the required consent from the auditor of the Predecessor Fund will be filed with an amendment.

Response: The Registrant so confirms.

28.	Please provide a live hyperlink to any financial statements incorporated by reference.

Response: The Registrant has added the link requested.

SUPPLEMENTAL COMMENTS

General

29.	Please confirm in correspondence whether the Registrant plans to file an N-14 regarding the reorganization.

Response: The Registrant so confirms.

30.	Please supplementally represent to us that the Fund will not publicly sell its securities under the Registration Statement until the proposed reorganization of the Predecessor Fund is approved by the Board of Trustees of Delaware Group Equity Funds IV and the Predecessor Fund’s shareholders, and the reorganization is consummated.

Response: The Registrant represents that it will not publicly offer the Fund’s shares until the proposed reorganization is consummated.

Prospectus

31.	Please remove the footnote to the fee table related to the expense limitation agreement given that there is no waiver in the fee table. Please also remove the reference to the expense limitation agreement in introduction to the expense example.

Response: The Registrant has removed the disclosure requested.

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32.	In the introduction to the Financial Highlights, Item 13(a) requires that the financial highlights be audited for at least the last 5 years and that the auditor be named. Please add the name of the auditor and file their consent. Alternatively, please explain why your approach is consistent with the Form N-1A requirements.

Response: The Registrant has added the name of the auditors and will file their consent with the amendment.

Statement of Additional Information

33.	In the compensation disclosure for the portfolio managers in the SAI, please state whether the portfolio managers’ performance is evaluated pre-tax or after tax, disclose any benchmarks against which performance is measured, and any time period over which performance is measured.

Response: The Registrant has revised the disclosure to include the information requested.

34.	In the disclosure regarding the financial statements that are incorporated by reference, please indicate from where they are incorporated. In addition, given that the Predecessor Fund is a series of a separate trust, please explain how you are able to incorporate the annual report by reference in this manner under the securities laws and Form N-1A.

Response: The Registrant has revised the disclosure to include from where the financial statements are incorporated. Nothing in the instructions to Form N-1A or in the securities laws referenced in General Instruction D.2. to Form N-1A state that filings made with the Commission that are incorporated by reference into another filing made with the Commission must be filed by the same Registrant.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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